The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2007 MAY -7 A 10:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 April 2007

File No: 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Fin[redacted]
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07023282

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Director/PDMR Shareholding
2. Substantial shareholder notification – Aegon UK Group of Companies
3. Substantial shareholder notification – Standard Life Investments Ltd
4. Annual report and accounts
5. Total voting rights

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

pp

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
MAY 10 2007
THOMSON
FINANCIAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	17:10 12-Apr-07
Number	7934U

Michael Page
INTERNATIONAL

RNS Number:7934U
Michael Page International PLC
12 April 2007

MICHAEL PAGE INTERNATIONAL PLC

Michael Page International plc also announces that on 10 April 2007, Steve Ingham and Stephen P
Dumon, Executive Directors of the Company, i) exercised options under the Michael Page Executiv
('ESOS') to acquire the number of Ordinary Shares of 1p each ('Shares') in the Company at the p
below and (ii) sold the number of Shares at the price per Share detailed below.

Steve Ingham

Number of options exercised	Exercise price	Number of shares sold	% of Issued Share Capital o
140,970	£1.75	140,970	
50,000	£1.71	50,000	

In addition, Steve Ingham sold a further 96,514 shares at £5.60 representing 0.03% of the issued share capital of the Company.

Stephen Puckett

Number of options exercised	Exercise price	Number of shares sold	% of Issued Share Capital o
140,970	£1.75	140,970	
50,000	£1.71	50,000	

In addition, Stephen Puckett sold a further 97,566 shares at £5.60 representing 0.03% of the issued share capital of the Company.

Charles-Henri Dumon

Number of options exercised	Exercise price	Number of shares sold	% of Issued Share Capital o
150,807	£1.75	150,807	
200,000	£0.834	200,000	
50,000	£1.71	50,000	
78,946	£nil	78,946	

Following these transactions, their total holdings in the Company are shown below.

Number of Shares / Options	Steve Ingham	Stephen Puckett	Charles-Henri Dumon
Shares	1,000,00	203,526	1,332,997
% share capital	(0.30%)	(0.06%)	(0.40%)
ESOS options	143,471	143,471	190,209
Incentive Share Plan (shares)	329,499	329,499	-
Incentive Share Plan (options)	-	-	329,499
Annual Bonus Plan (shares)	254,816	232,186	-
Annual Bonus Plan (options)	-	-	229,984

In addition to the awards/options listed above, each executive director and person discharging
responsibility is deemed to have a technical interest in the 2,178,942 remaining Ordinary Share
legally by the Trustee.

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:21 17-Apr-07
Number	0131V

Michael Page INTERNATIONAL

RNS Number:0131V
Michael Page International PLC
17 April 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Michael Page International PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

AEGON UK Group of Companies

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

16th April 2007

6. Date on which issuer notified:

17th April 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0030232317	10,292,361	10,292,361

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	9,860,610	9,860,610		2.97%	0.00%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,860,610	2.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

AEGON UK Group of companies - parent undertaking of:

AEGON Asset Management UK plc

AEGON Investment Management UK Ltd.

AEGON ICVC

Proxy Voting:

10. Name of the proxy holder:

AEGON UK Group of Companies

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

AEGON UK Group of Companies consists of:

AEGON Asset Management UK plc

AEGON Investment Management UK Ltd

AEGON ICVC

14. Contact name:

Miranda Beacham

15. Contact telephone number:

0131 549 3460

Annex Notification Of Major Interests In Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

AEGON Asset Management UK plc

Contact address (registered office for legal entities):

AEGON House,
3 Lochside Avenue,
Edinburgh Park,
Edinburgh,
EH12 9SA

Phone number:

0870 60 90 101

Other useful information (at least legal representative for legal persons):

Ian G Young, Company Secretary,

0131 549 6398

B: Identity of the notifier, if applicable

Full name:

Miranda Beacham

Contact address:

AEGON House,
3 Lochside Avenue,

Edinburgh Park,
Edinburgh,
EH12 9SA

Phone number:

0131 549 3460

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:53 17-Apr-07
Number	0183V

Michael Page
INTERNATIONAL

RNS Number:0183V
Michael Page International PLC
17 April 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

MICHAEL PAGE INTERNATIONAL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

STANDARD LIFE INVESTMENTS LTD

4. Full name of shareholder(s) (if different from 3.):

VIDACOS NOMINEES

5. Date of the transaction and date on which the threshold is crossed or reached if different):

16 APRIL 2007

6. Date on which issuer notified:

17 APRIL 2007

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

STANDARD LIFE INVESTMENTS LTD DISPOSED OF 495,162 SHARES.

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0030232317	13,692,217	13,692,217

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0030232317	9,543,545	9,543,565	3,653,490	2.872%	1.099%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,197,055	3.971%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

STANDARD LIFE INVESTMENTS LTD

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

JAMES BENNETT,
RISK AND COMPLIANCE MANAGER
STANDARD LIFE INVESTMENTS LTD

15. Contact telephone number:

(0131) 245 6798

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Annual Report and Accounts
Released	12:05 27-Apr-07
Number	6572V

Michael Page
INTERNATIONAL

RNS Number:6572V
Michael Page International PLC
27 April 2007

2006 Annual Report / Notice of AGM / Proxy Form

A copy of the above documentation has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	15:12 27-Apr-07
Number	6772V

Michael Page

INTERNATIONAL

RNS Number:6772V
Michael Page International PLC
27 April 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 334,566,351 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 334,566,351.

The above figure of 334,566,351 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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